Exhibit 23.2
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT
We consent to the incorporation by reference in this Registration Statement of LanzaTech Global, Inc. on Form S-8 of our report dated March 28, 2023 with respect to our audits of the consolidated financial statements of AMCI Acquisition Corp. II (now known as LanzaTech Global, Inc.) as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from January 28, 2021 (inception) through December 31, 2021, appearing in the Annual Report on Form 10-K of AMCI Acquisition Corp. II (now known as LanzaTech Global, Inc.). We were dismissed as auditors on March 28, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in the Form S-8 for the periods after the date of our dismissal.

/s/ Marcum LLP

Marcum LLP
New York, NY
April 21, 2023